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                                                                  Rule 424(b)(3)
                                                      Registration No. 333-74739

PROSPECTUS SUPPLEMENT
(to prospectus dated August 2, 1999)


                              BOB EVANS FARMS, INC.
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                        4,000,000 SHARES OF COMMON STOCK
                                ($0.01 PAR VALUE)

                        ---------------------------------


         This prospectus supplement supplements our prospectus dated August 2, 1999 (the "Prospectus") relating to the Bob Evans Farms, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan"). You should read this supplement in conjunction with the Prospectus. This supplement is qualified by reference to the Prospectus, except to the extent the information in this supplement supersedes the information contained in the Prospectus.

         INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS.

                        ---------------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------



          The date of this prospectus supplement is October 18, 2005.



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                       DOCUMENTS INCORPORATED BY REFERENCE

         The rules and regulations of the Securities and Exchange Commission ("SEC") allow us to incorporate certain information about us and our financial condition into the Prospectus by reference. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The Prospectus describes the documents incorporated by reference into the Prospectus (see "Documents Incorporated By Reference" on page 4 of the Prospectus). Plan participants may obtain any of the documents incorporated into the Prospectus by reference (excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into the Prospectus) without charge, by writing or phoning us at the following address and phone number:

                              Bob Evans Farms, Inc.
                               3776 South High St.
                              Columbus, Ohio 43207
                                 (614) 491-2225
                          Attention: Investor Relations

       BOB EVANS FARMS, INC. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

PAYROLL DEDUCTIONS

         WHAT IS THE PAYROLL DEDUCTION FEATURE OF THE PLAN AND HOW DOES IT WORK?

         Our employees and employees of our subsidiaries may make voluntary cash payments to their Plan accounts of not less than $5 per pay period by means of a payroll deduction. Any employee who has made a hardship withdrawal from the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan is prohibited, for a period of six (6) months from the date of the hardship withdrawal, from participating in the initial investment, payroll deduction and voluntary cash payment features of the Plan.

         To initiate payroll deductions, an employee must complete a payroll deduction authorization form and return it to our Payroll Department. Forms will be processed and will become effective as promptly as practical. Once an employee has begun payroll deductions, the funds will be invested as voluntary cash payments to the employee's Plan account and invested.

         An employee may change the amount or cease his or her payroll deduction at any time by giving written notice to our Payroll Department. Ceasing payroll deductions or terminating employment with us or any of our subsidiaries will not automatically terminate a Plan account. Dividends will continue to be reinvested and the participant may continue to make voluntary cash payments.

FEES AND EXPENSES

         ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH PARTICIPATION IN THE PLAN?

         We will pay the costs of administering the Plan. However, Plan participants will be charged brokerage commissions related to shares purchased on their behalf under the Plan. Participants who request that some or all of the shares held in their Plan accounts be sold will be charged brokerage fees as well as a service charge of $0.10 per Plan Share sold. The brokerage commissions and service charges charged to Plan participants are included in the purchase or sale price (as applicable) of the Plan Shares reflected in each statement of Plan account sent to participants.

                      U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following is a brief summary of some of the principal federal income tax considerations applicable as of the date of this prospectus supplement to participation in the Plan.

         In general, participants in the Plan will have the same federal income tax consequences with respect to dividends as stockholders not participating in the Plan. A participant will be treated for federal income tax purposes as having received on each dividend payment date with respect to shares held for such participant, a dividend equal to the full amount of the cash dividends payable on both the shares registered in the participant's own name and the participant's Plan Shares, even though the amount of dividends reinvested is not actually received in cash but instead is applied to the purchase of shares of our stock for the participant's Plan account as well as brokerage commissions. The participant's cost basis for those shares of our stock will be the cost of the shares, including any brokerage commissions paid out of such dividends.


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         Each employee of the Company and its subsidiaries who purchases shares of our stock through payroll deductions will recognize the same amount of compensation income (wages) for federal income tax purposes as such employee would have recognized had he or she not purchased shares of our stock through payroll deductions, even though the amount of payroll deductions is not paid to the employee in cash but instead is applied to the purchase of shares of our stock for the employee's Plan account.

         A participant who makes an initial investment or a voluntary cash payment to the Plan is not treated for federal income tax purposes as having received income by virtue of the purchase of shares of our stock with the initial investment or voluntary cash payment. The participant's cost basis in any shares purchased with initial investments or voluntary cash payments will be the cost of the shares, including any brokerage commissions paid out of such initial investments or voluntary cash payments.

         Service charges paid to the Company by a participant are deductible if such participant itemizes his or her deductions, but only to the extent that the aggregate itemized deductions of such participant exceed 2% of his or her adjusted gross income, and subject to limitation if the participant's adjusted gross income exceeds certain amounts.

         Each statement of Plan account (see Question 27) will show the price per share to the participant of shares of our stock purchased with reinvested dividends, initial investments and voluntary cash payments. That price, which will include the amount of any brokerage commissions on Plan purchases of our stock, is the federal income tax cost basis to the participant of shares of our stock acquired under the Plan. The statement of account also will show the date on which shares of our stock purchased under the Plan were credited to the participant's Plan account. A participant's holding period for a share of our stock purchased under the Plan generally will begin on the date following the date on which such share is credited to the participant's Plan account.

         Information forms (Forms 1099-DIV) will be mailed to Plan participants each year and will set forth the taxable dividends and brokerage commissions reportable for federal income tax purposes. These dividends and brokerage commissions must be reported on the participant's federal income tax return.

         Reinvested dividends are not subject to withholding unless (a) a participant fails to give the participant's Social Security or Tax Identification Number to the Company, (b) the Internal Revenue Service notifies the Company that the participant is subject to tax withholding, or (c) the participant fails to certify, under penalties of perjury, that the participant is not subject to backup withholding if such certification is required. If a participant is a stockholder whose dividends are subject to tax withholding, the Company will apply toward the purchase of Plan Shares an amount equal to the dividends being reinvested less the amount of tax required to be withheld. The participant's statement of account will indicate the amount of tax withheld.

         A participant will not recognize any taxable income upon receipt of a certificate for whole shares of our stock credited to the participant's Plan account, whether upon request for such a certificate, upon the participant's termination of a Plan account or upon termination of the Plan. However, a participant may recognize a gain or loss upon receipt of a cash payment for whole shares or a fractional share credited to a Plan account when that account is terminated by the participant, when shares credited to the Plan account are sold or when the Plan is terminated. A gain or loss also may be recognized upon a participant's disposition of shares of our stock received from the Plan. The amount of any such gain or loss will be the difference between the amount received for the whole or fractional shares (net of the amount of any brokerage commissions paid in connection with such sale) and the cost basis of the shares. Any service charges paid to the Company in connection with such sale are not considered in the determination of the gain or loss. Generally, gain or loss recognized on the disposition of shares of our stock acquired under the Plan will be treated for federal income tax purposes as a capital gain or loss, and will be long-term capital gain or loss if, as of the date of such disposition, the holding period with respect to the shares sold exceeds one year.

         PARTICIPANTS SHOULD CONSULT THEIR PERSONAL TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS AND POTENTIAL CHANGES IN THE APPLICABLE LAW AS TO ALL FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX MATTERS IN CONNECTION WITH THE REINVESTMENT OF DIVIDENDS AND PURCHASES OF COMMON STOCK UNDER THE PLAN, THE PARTICIPANT'S COST BASIS AND HOLDING PERIOD FOR COMMON STOCK ACQUIRED UNDER THE PLAN AND THE CHARACTER, AMOUNT AND TAX TREATMENT OF ANY GAIN OR LOSS REALIZED ON THE DISPOSITION OF COMMON STOCK.